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            THE SHERWOOD GROUP, INC. AND SUBSIDIARIES         EXHIBIT 11
            COMPUTATION OF NET INCOME PER COMMON SHARE


                                         Three Months Ended August 31,
                                              1996               1995

Common stock and common stock equivalents:
  Average common stock outstanding         13,017,406        12,404,820
  Average common stock equivalents
    issuable under stock options               32,776           949,548

Total average common stock and common
  stock equivalents used for earnings per
  share computation                        13,050,182        13,354,368

Income:
    Net income                           $  3,003,041      $  4,467,864

Income per common and common
   equivalent share (a)<F1>:
    Net income                              $    0.23           $  0.33


<F1>(a) For presentation purposes, primary and fully diluted are identical.



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